BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2024

Name of applicant:RELX PLC

Name of scheme:RELX Group plc SAYE Share Option Scheme 2013

Period of return:From: 1 January 2024To: 30 June 2024

Balance of unallotted securities under scheme(s) from previous return: 279,054

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 400,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 39,710

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 639,344

Name of contact:                                           Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2024

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 January 2024To: 30 June 2024

Balance of unallotted securities under scheme(s) from previous return: 126,893

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 5,350,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 1,502,838

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 3,974,055

Name of contact: Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2024

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 January 2024To: 30 June 2024

Balance of unallotted securities under scheme(s) from previous return: 434,615

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 60,360

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 374,255

Name of contact: Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2024

Name of applicant:RELX PLC

Name of scheme:RELX PLC ShareSave Plan 2023

Period of return:From: 1 January 2024To: 30 June 2024

Balance of unallotted securities under scheme(s) from previous return: n/a

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 100,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 1,000

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 99,000

Name of contact:                                           Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2024

Name of applicant:RELX PLC

Name of scheme:RELX PLC Executive Share Ownership Scheme 2023

Period of return:From: 1 January 2024To: 30 June 2024

Balance of unallotted securities under scheme(s) from previous return: 65,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 100,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 501

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 164,499

Name of contact: Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2024

Name of applicant:RELX PLC

Name of scheme:RELX PLC Employee Share Purchase Plan 2023

Period of return:From: 1 January 2024To: 30 June 2024

Balance of unallotted securities under scheme(s) from previous return: n/a

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 300,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 300,000

Name of contact: Sylvia Sutherland

Telephone number of contact:020 7166 5528